April 27, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lument Finance Trust, Inc.
Registration Statement on Form S-11 (Registration Number 333- 254833)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), we hereby join Lument Finance Trust, Inc. (the “Company”) in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:30 p.m. on April 28, 2021, or as soon thereafter as may be practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we and the other underwriters have effected the following distribution of the Company’s Preliminary Prospectus, dated April 26, 2021, through the date hereof:

Preliminary Prospectus, dated April 26, 2021:

574 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very Truly Yours,

PIPER SANDLER & CO.

By:	/s/ Jennifer Docherty
Name: Jennifer Docherty
Title: Authorized Signatory

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Sean Wolf
Name: Sean Wolf
Title: Authorized Signatory